Exhibit 99.1

Investor Contact:

Andrew G. Backman

Global Head of Investor Relations

andrew.backman@kornit.com

Kornit Digital Reports First Quarter 2022 Results

●	First quarter revenues of $83.3 million, net of non-cash warrants impact of $8.0 million; up 26% year-over-year

●	First quarter GAAP operating loss of $6.9 million; Non-GAAP operating loss of $0.7 million, net of $8.0 million attributed to the non-cash impact of warrants

●	Exceptional quarter for Presto and overall systems sales

●	Excellent adoption and feedback for Atlas Max

●	Record quarter in Asia Pacific; Strong performance in EMEA and Americas

●	Ground-breaking new product introductions unveiled at Kornit Fashion Week - Tel Aviv including Atlas MAX Poly and Kornit Apollo

●	Gearing up for Kornit Fashion Week – London – May 15th – 17th, and FESPA Berlin

Rosh-Ha’Ayin, Israel – May 11, 2022 – Kornit Digital Ltd. (NASDAQ: KRNT), a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies, reported today results for the first quarter ended March 31, 2022.

“We are pleased to have delivered a good start to the year and are excited about our tremendous period of ground-breaking new product introductions,” said Ronen Samuel, Kornit Digital’s Chief Executive Officer. “During the quarter, we made significant progress with some of the largest and most respected global brands and retailers, supported our global strategic account with major expansion and capacity initiatives, and introduced some of the most innovative and disruptive systems and solutions to the market.”

Mr. Samuel concluded, “The tailwinds driving the industry to on-demand sustainable production are intensifying with an accelerated level of focus to shifting a substantial amount of impressions to nearshore, short-medium run production, addressing evolving online and retail business models. We believe our unmatched portfolio of mass-production MAX solutions, including our recently announced Kornit Apollo - all powered by our unique Kornit X platform – place Kornit in a great position to capitalize on these evolving and accelerating market opportunities and trends. While we are certainly not immune to overall macro-economic headwinds and near-term volatility, which we see impacting our second quarter growth, we continue to expect to deliver, ahead of plan, on the $125 million run-rate business we originally targeted for the fourth quarter 2023, and remain confident in our journey to become a billion-dollar business in 2026.”

The following table compares the adverse, non-cash impact that the Company’s outstanding warrants had on the Company’s results of operations during the first quarters of 2022 and 2021, respectively:

First Quarter Warrants Impact

	Three Months Ended
	March 31,
	2022				2021
	Net of Warrants Impact		Warrants Impact		Net of Warrants Impact		Warrants Impact

Revenue	$83.3	M	$8.0	M	$66.1	M	$3.1	M
Non-GAAP Gross Margin	41.5%		5.1%		47.1%		2.4%
Non-GAAP Operating Margin	(0.8%)		8.8%		9.8%		4.1%
Non-GAAP Net Margin	0.2%		8.8%		11.7%		4.0%
Non-GAAP Diluted Earnings Per Share	$0.00		$0.16		$0.16		$0.07

“During the first quarter, we saw good diversification across the business and strong revenue performance in all regions,” said Alon Rozner, Kornit Digital’s Chief Financial Officer. “With a pipeline of opportunities, we continue to strategically invest in the business to support our new industry leading product initiatives and go-to-market strategies to generate profitable, long-term growth. Given our proactive supply chain initiatives, we remain confident in our ability to deliver on all our 2022 customer commitments and continue to leverage our strong balance sheet to secure 2023 requirements.”

First Quarter 2022 Results of Operations

●	Total revenue for the first quarter of 2022 was $83.3 million, net of $8.0 million attributed to the non-cash impact of warrants, compared to $66.1 million, net of $3.1 million attributed to the non-cash impact of warrants in the prior year period.

●	GAAP net loss for the first quarter of 2022 was $5.2 million, or $0.10 per basic share, compared to net income of $5.1 million, or $0.11 per share, for the first quarter of 2021.

●	Non-GAAP net income for the first quarter of 2022 was $0.2 million, or $0.00 per diluted share, net of $0.16 per diluted share attributed to the non-cash impact of warrants, compared to non-GAAP net income of $7.7 million, or $0.16 per diluted share, net of $0.07 per diluted share attributed to the non-cash impact of warrants, for the first quarter of 2021.

Second Quarter 2022 Guidance

For the second quarter of 2022, the Company expects revenue to be in the range of $85 million to $95 million; non-GAAP operating income to be in the range of -2% to +2% of revenue; EBITDA Margins to be in the range of 0% to 4%. Consistent with past practice, this guidance excludes the impact of the fair value of issued warrants in the quarter.

The Company expects revenues in the third and fourth quarters to be stronger than the second quarter. The Company further expects higher operating margins in the second half of the year, with operating margins in the third and fourth quarters in the low to mid-teens.

First Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investment community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or +1-201-689-8263. The toll-free Israeli number is 1-809-406-247. The conference confirmation code is 13729422.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 13729422. The telephonic replay will be available approximately two hours after the completion of the live call, 11:59 p.m. ET on Wednesday, May 25, 2022. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for Kornit’s systems; the extent of the Company’s ability to continue to increase sales of Kornit’s systems, ink and consumables; the extent of the Company’s ability to leverage Kornit’s global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; the duration and severity of the macro-economic impacts triggered by the global COVID-19 pandemic, such as supply-chain delays and inflationary pressures, which could potentially impact, in a material adverse manner, the Company’s operations, financial position and cash flows, and those of the Company’s customers and suppliers; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. Kornit urges investors to review the reconciliation of non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business. A reconciliation for non-GAAP operating income guidance set forth above is not provided because, as forward-looking statements, such reconciliation is not available without unreasonable effort due to the high variability, complexity, and difficulty of estimating certain items such as charges to share-based compensation expense and currency fluctuations which could have an impact on its consolidated results. Kornit believes the information provided is useful to investors because it can be considered in the context of Kornit’s historical disclosures of this measure.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, acquisition related expenses, foreign exchange differences associated with ASC 842, amortization of acquired intangible assets, and the related tax effect of the foregoing. The purpose of such adjustments is to provide an indication of the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. However, the Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies. The company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$77,284	$611,551
Short-term bank deposit	420,153	9,168
Marketable securities	19,597	28,116
Trade receivables, net	80,990	49,797
Inventory	71,360	63,017
Other accounts receivable and prepaid expenses	16,061	13,694
Total current assets	685,445	775,343

LONG-TERM ASSETS:
Marketable securities	$216,856	$149,269
Deposits and other long-term assets	850	856
Severance pay fund	361	357
Deferred taxes	11,792	9,339
Property,plant and equipment, net	46,412	45,046
Operating lease right-of-use assets	29,388	25,155
Intangible assets, net	9,535	10,063
Goodwill	25,447	25,447
Total long-term assets	340,641	265,532

Total assets	$1,026,086	$1,040,875

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$34,267	$46,448
Employees and payroll accruals	15,502	22,482
Deferred revenues and advances from customers	3,930	5,401
Operating lease liabilities	5,353	5,058
Other payables and accrued expenses	17,646	17,287
Total current liabilities	76,698	96,676

LONG-TERM LIABILITIES:
Accrued severance pay	$1,358	$1,543
Operating lease liabilities	25,430	21,900
Other long-term liabilities	1,519	1,203
Total long-term liabilities	28,307	24,646

SHAREHOLDERS’ EQUITY	921,081	919,553

Total liabilities and shareholders’ equity	$1,026,086	$1,040,875

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2022	2021
	(Unaudited)
Revenues
Products	$72,514	$57,946
Services	10,779	8,177
Total revenues	83,293	66,123

Cost of revenues
Products	39,237	28,175
Services	10,654	7,538
Total cost of revenues	49,891	35,713

Gross profit	33,402	30,410

Operating expenses:
Research and development, net	14,010	9,444
Sales and marketing	16,531	11,049
General and administrative	9,766	6,808
Total operating expenses	40,307	27,301
Operating income (loss)	(6,905)	3,109
Financial income, net	1,799	2,065
Income (loss) before taxes on income	(5,106)	5,174

Taxes on income	91	75
Net income (loss)	(5,197)	5,099

Basic net income (loss) per share	$(0.10)	$0.11

Weighted average number of shares
used in computing basic net
income (loss) per share	49,658,028	46,041,253

Diluted net income (loss) per share	$(0.10)	$0.11

Weighted average number of shares used in computing diluted net income (loss) per share	49,658,028	47,568,215

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2022	2021
	(Unaudited)

Revenues	$83,293	$66,123

GAAP cost of revenues	$49,891	$35,713
Cost of product recorded for share-based compensation (1)	(449)	(299)
Cost of service recorded for share-based compensation (1)	(385)	(233)
Intangible assets amortization on cost of product (3)	(173)	(25)
Intangible assets amortization on cost of service (3)	(160)	(160)
Non-GAAP cost of revenues	$48,724	$34,996

GAAP gross profit	$33,402	$30,410
Gross profit adjustments	1,167	717
Non-GAAP gross profit	$34,569	$31,127

GAAP operating expenses	$40,307	$27,301
Share-based compensation (1)	(4,464)	(2,540)
Acquisition related expenses (2)	(512)	-
Intangible assets amortization (3)	(86)	(119)
Non-GAAP operating expenses	$35,245	$24,642

GAAP Financial income (expenses), net	$1,799	$2,065
Foreign exchange losses associated with ASC 842	(649)	(802)
Non-GAAP Financial income , net	$1,150	$1,263

GAAP Taxes on income (benefit)	$91	$75
Tax effect on to the above non-GAAP adjustments	327	191
Deferred tax benefit based on an Israeli statutory tax rate	(110)	(248)
Non-GAAP Taxes on income (benefit)	$308	$18

GAAP net income (loss)	$(5,197)	$5,099
Share-based compensation (1)	5,298	3,072
Acquisition related expenses (2)	512	-
Intangible assets amortization (3)	419	304
Foreign exchange losses associated with ASC 842	(649)	(802)
Tax effect of the above non-GAAP adjustments	(327)	(191)
Deferred tax benefit at the Israeli statutory tax rate	110	248
Non-GAAP net income	$166	$7,730

GAAP diluted earning (loss) per share	$(0.10)	$0.11

Non-GAAP diluted earning per share	$0.00	$0.16

Weighted average number of shares

Shares used in computing GAAP diluted net earning (loss) per share	49,658,028	47,568,215

Shares used in computing Non-GAAP diluted net earning (loss) per share	50,955,776	47,692,101

(1) Share-based compensation
Cost of product revenues	$449	$299
Cost of service revenues	385	233
Research and development	1,189	502
Sales and marketing	1,809	1,072
General and administrative	1,466	966
	5,298	3,072
(2) Acquisition related expenses
General and administrative	512	-
	512	-
(3) Intangible assets amortization
Cost of product revenues	$173	$25
Cost of service revenues	160	160
Sales and marketing	86	119
	419	304

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2022	2021
	(Unaudited)
Cash flows from operating activities:

Net income (loss)	$(5,197)	$5,099
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,580	1,492
Fair value of warrants deducted from revenues	8,005	3,139
Share-based compensation	5,298	3,072
Amortization of premium and accretion of discount on marketable securities, net	528	(817)
Realized gain on sale of marketable securities	3	-

Change in operating assets and liabilities:
Trade receivables, net	(31,193)	(1,488)
Other accounts receivables and prepaid expenses	(2,464)	1,550
Inventory	(9,036)	(672)
Operating leases right-of-use assets and liabilities, net	(408)	(856)
Deferred taxes	(305)	(320)
Deposits and other long term assets	6	(10)
Trade payables	(7,444)	(6,056)
Employees and payroll accruals	(6,470)	2,235
Deferred revenues and advances from customers	(1,471)	(3,372)
Other payables and accrued expenses	359	1,854
Accrued severance pay, net	(189)	(30)
Other long - term liabilities	316	299
Net cash provided by (used in) operating activities	(47,082)	5,119

Cash flows from investing activities:

Purchase of property, plant and equipment	$(7,462)	$(2,567)
Investment in bank deposits	(410,985)	(18,855)
Proceeds from sale of marketable securities	445	-
Proceeds from maturity of marketable securities	11,922	-
Investment in marketable securities	(80,894)	(15,290)
Net cash used in investing activities	(486,974)	(36,712)

Cash flows from financing activities:

Exercise of employee stock options	$299	$675
Payments related to shares withheld for taxes	(510)	(688)
Net cash used in financing activities	(211)	(13)

Decrease in cash and cash equivalents	$(534,267)	$(31,606)
Cash and cash equivalents at the beginning of the period	611,551	125,777
Cash and cash equivalents at the end of the period	77,284	94,171

Non-cash investing and financing activities:

Purchase of property and equipment on credit	1,292	1,477
Inventory transferred to be used as property and equipment	697	412
Property, plant and equipment transferred to be used as inventory	4	3
Receipt on account of shares	63	-
Lease liabilities arising from obtaining right-of-use assets	5,746	263